1934 Act Registration No. 1-31335

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934



                                November 7, 2002


                               AU Optronics Corp.
                (Translation of Registrant's Name into English)



                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of Principal Executive Office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)



                  Form 20-F   X                Form 40-F
                             ---                         ---



                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                  Yes                          No  X
                     ---                          ---



         (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                               INDEX TO EXHIBITS

Item


1. Press release entitled, "AU Optronics Corp. Monthly Sales - October 2002", dated November 7, 2002.

2. Press release entitled, "AU Optronics Corp. Launched Taiwan's Largest TFT-LCD Flat Panel Research and Development Center", dated November 5, 2002

3. Press release entitled, "AU Optronics to Exhibit a Broad Range of Flat-Panel Displays at LCD/PDP INTERNATIONAL 2002", dated October 30, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               AU Optronics Corp.





Date:    November 7, 2002                   By:  /s/ Max Weishun Cheng
                                                 -------------------------------
                                                 Name:  Max Weishun Cheng
                                                 Title: Chief Financial Officer

                                                                         ITEM 1


                                                            [AU OPTRONICS LOGO]


AU Optronics Corp. Monthly Sales Report - October 2002

Issued by: AU Optronics Corp.
Issued on: November 7, 2002


Hsinchu, Taiwan, November 7, 2002 -

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today reported net sales for October 2002 of NT$5,878 million, while revenues from January to October 2002 totaled NT$65,421 million.

Revenues for the month increased 5.9% in comparison with September 2002, and increased 35.2% compared to the same period a year ago.

Sales Report: (Unit: NT$ million)

Net Sales (Unconsolidated)            2002(1)           2001(2)          Growth
--------------------------            -------           -------          ------
October                                5,878             4,348            35.2%
January through October               65,421             26,951          142.7%


(1): Year 2002 figures have not been audited.
(2): Combined the separate results of Acer Display Technology, Inc. and Unipac Optoelectronics Corporation


                                     # # #

FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel:  +886-3-5632899 ext 3211
Fax:  +886-3-5637608
Email: yawenhsiao@auo.com

                                                                         ITEM 2


[AU OPTRONICS LOGO]
                                                                    News Release
November 5, 2002

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel:  +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com


              AU OPTRONICS CORP. LAUNCHED TAIWAN'S LARGEST TFT-LCD
                  FLAT PANEL RESEARCH AND DEVELOPMENT CENTER

Hsinchu, Taiwan, November 5, 2002 -

      AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), announced at a press conference today, their plans to build a new R&D facility, AU Technology Center, which will be Taiwan's largest ever built. At AU Technology Center, research efforts will be dedicated to the development of new products and technologies, manufacturing process and continuous product improvements. The research center will doubtlessly be a key element of AUO's blueprint for its future success in the TFF-LCD industry. To compliment the center, AUO has launched their " Discover the Power of Optronics", an aggressive manhunt exercise going forward in the following few months.

       AUO Chairman, KY Lee, stated, "AUO is committed to be the global leader and is dedicated to the continuation of innovating flat display technologies." Just over the past 5 years, AUO has invested over NT$6.6 billion (USD188.6 million) on research and development and is budgeted to invest an additional NT$10 billion (USD285.7 million) in the next three years. Mr. Lee also stated, "To establish the best LCD technology platform and fully integrate our R&D resources, plans are underway to invest NT$1.2 billion (USD34.3 million) in constructing a 684,000 sq. ft. research center next to our head quarters in the Hsin-Chu Science-Based Industrial Park. The research center is targeted for completion by second quarter of 2004 and will employ over 1,000 research engineers over a three-year period.

       Mr. HB Chen, president of AUO, reiterates, "Intellectual property rights play a key role in achieving competitive advantages in this industry. AU Technology Center will effectively integrate our R&D resources, strengthen our research capabilities, and significantly increase our number count in intellectual property right ownership." Research activities at AU Technology Center will initially be divided in seven general segments including advance technology development in plasma display panel (PDP), organic light-emitting diode (OLED) and low temperature poly-silicon (LTPS). In addition to new product development and module processing, the Center will also devote substantial efforts in improving current LCD production and product technologies.

       Once complete, the AU Technology Center will fully integrate AUO's R&D resources in achieving optimal efficiency and ensure progress in key technologies. Their strategy and technical planning team targets to keep AUO at the forefront of the industry with new and advanced flat panel display technologies and reliable quality products.

       The model for the AU Technology Center was unveiled at the press conference. The 9-storey R&D center plans to house 8 to 16 research labs, state-of-the-art training facilities, an all-digital multi-media library, plus a 300-seat conference facility.

       AUO plans to attract over 300 R&D and process engineers for the establishment of their R&D Center. Starting from November through to December, AUO will aggressively launch "Discover the Power of Optronics", to attract talents through out Taiwan.


ABOUT AU OPTRONICS

      AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a leading manufacturer of TFT-LCD modules both in Taiwan and in the world. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

      In September 2001, AU Optronics was formed through the merger of Acer Display Technologies Inc. and Unipac Optoelectronics Corp. Currently AUO operates three 3.5-generation and one fourth-generation TFT- LCD fab. A fifth-generation TFT-LCD fab, currently under equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates four module assembly facilities, and one R&D fab specializing in low temperature poly silicon TFT and organic LED.

      In addition to manufacturing and assembly operations in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$37.6 billion (US$1.1 billion) in 2001. Website: http://www.auo.com


                                     # # #

[AU OPTRONICS LOGO]

                                                                   News Release
October 30, 2002
Page 1 of 2

FOR FURTHER INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel:  +886-3-5632939 ext 3211
Fax:  +886-3-5637608
Email: yawenhsiao@auo.com


                    AU OPTRONICS TO EXHIBIT A BROAD RANGE OF
               FLAT- PANEL DISPLAYS AT LCD/PDP INTERNATIONAL 2002

Hsinchu, Taiwan (October 30, 2002)-


      AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), one of the world's largest manufacturers of TFT-LCD modules, will exhibit its broad range of flat-panel displays for the first time at LCD/PDP International 2002, October 30 to November 1, held at Pacifico Yokohama, Japan.

      The exhibition marks AUO's achievements in new product and advanced technology developments. During the exhibition, AU Optronics will showcase various TFT-LCD panels, ranging from 1.5 to 20.1 inches, to emphasize the company's complete product scope. Major exhibits include a series of newly developed products: for monitor applications, a 20.1-inch UXGA panel with Multi-Domain Vertical Alignment (MVA) technology as well as a 19-inch SXGA panel with MVA technology and high contrast ratio (600:1) will be demonstrated. As for notebook PC applications, a 15.2-inch WSXGA panel with wide view angle and high brightness (200 nits), and a 14.1-inch XGA module of light weight
(385g), ultra-thin design (4.8 mm thickness), and high brightness (200 nits) will be launched. In addition, a new 8.4-inch SVGA panel for table PC will also be displayed. Integrated with a digitizer, this product provides fast response time, wide view angle, and high resolution.

      For consumer electronics applications, AU Optronics will showcase both 3.5-inch and 3.8-inch reflective TFT-LCD panels of high image quality and high reflectance designed for PDA, 1.93-inch transmissive and 2-inch transflective TFT-LCD panels for mobile phone, and a 7-inch module of wide screen (16:9) for car navigation. For LCD TV applications, the company will exhibit a 20.1-inch SVGA TFT-LCD module of full color displays (16.7 M colors), high contrast ration (500:1) and high response time (16 ms). The company has recently begun mass production of the product this October. Other applications for AUO's featured products include digital still cameras (DSC) and digital video cameras
(DVC).

[AU OPTRONICS LOGO]

                                                                   News Release
October 30, 2002


      New product technologies will also be demonstrated including the world's first 4-inch full-color active matrix OLED (AMOLED) based on amorphous-silicon thin film transistors, a 4-inch LTPS OLED based on AUO's own LTPS technology, 3.8-inch and 1.5-inch LTPS TFT LCD modules, as well as 42-inch and 50-inch color plasma displays.

      AU Optronics will also participate in the Technical Session and Seminars held jointly with the exhibition. At the Technical Session on October 30, Dr. JJ Lih, Director of AUO's OLED division, will present the topic of "Active Matrix OLED Based on a-Si TFT" to demonstrate AUO's rapid development and leading technologies in OLED. At the Seminar on November 1, David Su, Vice President of the company's Audio Video Displays Business Unit, will lecture the topic of "The TFT-LCD TV Development in Taiwan".

      By participating in this exhibition, AU Optronics aims to demonstrate its product scope and advanced technologies to enhance its leading position in the flat-panel display industry. The company will continue its efforts on next-generation products and research and development to ensure its competitive strengths.


ABOUT AU OPTRONICS

      AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a leading manufacturer of TFT-LCD modules both in Taiwan and in the world. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

      In September 2001, AU Optronics was formed through the merger of Acer Display Technologies Inc. and Unipac Optoelectronics Corp. Currently AUO operates three 3.5-generation and one fourth-generation TFT- LCD fab. A fifth-generation TFT-LCD fab, currently under equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates four module assembly facilities, and one R&D fab specializing in low temperature poly silicon TFT and organic LED.

      In addition to manufacturing and assembly operations in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$37.6 billion (US$1.1 billion) in 2001. Website: http://www.auo.com
                                      ###

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